

OFFERING MEMORANDUM

facilitated by



Culinary Craft Workshop

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Culinary Craft Workshop
State of Organization	MD
Date of Formation	09/24/2019
Entity Type	Limited Liability Company
Street Address	13 Francis St, Annapolis MD, 21401
Website Address	culinarycraftworkshop.com

(B) Directors and Officers of the Company

Key Person	Michael Carter
Position with the Company Title First Year	 President 2019
Other business experience (last three years)	CEO & Founder Tours & Crawls, Inc Jan 2002 – Present Annapolis & Baltimore, MD The top choice in destination entertainment! Winner Best Downtown Annapolis Tour in 2012-2016! Since 2002, Tours & Crawls (locally Annapolis Tours & Crawls) has been purveyors of Walking

Tours and Pub Crawls in Annapolis, MD. In 2012, we released our first book, 'Haunted Annapolis: Ghosts of the Capital City', published and distributed by The History Press. We have moved into corporate events, parties, and weddings, and are moving into new geographic markets. In 2014 we expanded our operations into Baltimore, MD where we specialize in hosting year 'round private groups, team building activities and corporate events; additionally we are offering public walking tours and pub crawls during the busy travel season (June-December). We have been guiding friends and visitors to and through the most historic and haunted sites in the Historic Downtown area of Annapolis, and now in Fells Point, Baltimore. In June of 2017, after again working with History Press/Arcadia Publishing for the release of our second book, 'Haunted Fells Point: Ghosts of Baltimore's Waterfront' will hit store shelves and internet booksellers! Join us for a tour or a pub crawl and spend a fascinating evening learning about the lives and deaths of the Ghosts of Annapolis or Baltimore!

Co-owner

MASON'S FAMOUS LOBSTER ROLLS

JAN 2002 – PRESENT

Rehoboth Beach, DE

Co-Owner and Investor of busy beach and vacation destination locations of one of the fastest growing and most delicious Fast Casual seafood restaurants in America. Specializing in authentic Maine Lobster Rolls, Ipswich Clam Rolls, Chowdah's and Bisques!

director of marketing & business development

City of Annapolis

Jun 2010 – Oct 2013

Annapolis, Maryland

Working in conjunction with the City of Annapolis and FranPoint Partners to increase the visibility and profitability of the newly reopened Annapolis Market House by combining mobile and social media, guerilla marketing and traditional advertising techniques including merchandising and graphic design.

digital media specialist & director of internet operations

APS - ANNAPOLIS PERFORMANCE SAILING LTD.

Sep 2007 – Oct 2009

Annapolis, MD

Responsible for digital image creation/manipulation; graphic design; web design and maintenance of a massive highly complex retail eCommerce site and social network pages for the largest and most popular purveyor of sailing equipment on the planet.

Developed and maintained professional relationships with hundreds of international vendors in order to secure raw images or product samples for image capture in the photo studio. Many of the digital images created are visible in well known advertising and marketing campaigns all over the world.

Digital Media Specialist: Page layout and design (Adobe CS5) for large annual and smaller holiday/seasonal retail catalogs; designed retail store displays; Custom graphic designs for customer use on

team gear. Digital studio photography of new apparel and products for image data basing and later manipulation and inclusion in myriad digital and print projects.

Internet Operations: Maintained visual appearance of highly complex multi-layered/multi-leveled international retail internet website. Responsibilities included: digital image creation and manipulation, redesign and layout of multiple departments, sub-departments, and pages. Daily inspection and editing of web site images and text. Addition and incorporation of all new products onto website. Creation of text and editorial for retail catalog, website and web log. Created and managed social networking (Web 2.0).

Key Person	Joan Robinson
Position with the Company	
Title	Director of Operations
First Year	2019
Other business experience (last three years)	As a native and lifelong resident of Catonsville, Joanie has a deep-rooted love for her hometown and a desire to share her passion for food and cooking with its residents and those of the surrounding communities! She sees the ongoing renaissance taking place in Catonsville and wants to be a positive force for change in that march forward into the future!
	Joanie is a graduate of the University of Maryland, Baltimore County, where she earned a bachelor's degree in Social Work, which lead to a career working for Baltimore County as a Social Worker for Child Protective Services. Her time management and project organization skills were put to the test in that fast-paced, demanding work environment! She left her position with the county to

work at Franklin Square Hospital on an on-call basis when she started her family. As her family grew, she left the workplace to focus on her children, specifically her eldest child with Autism.

In 2011, Joanie joined *No More Piles* and began using her background in social work and her innate organizational skills to become a Professional Organizer, Productivity Consultant and Project Manager, a career which she maintains to this day. Over the past eight years Joanie has earned three certifications through the *National Association of Productivity and Organizing Professionals* (NAPO) and has managed hundreds of projects, leading her to become the Senior Project Manager at *No More Piles*.

Friends and family know Joanie for her incredible cooking, knack for entertaining and love of good food and wine. Joanie is frequently asked to share her recipes, to teach someone how to make something or if she will "feed my family". Joanie's friends consider her a professional HOME chef.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Michael Carter	65%
Joan Robinson	30%

(D) The Company's Business and Business Plan

The Culinary Craft Workshop (CCW) of Catonsville has already raised $60K towards our goal of building out a recreational cooking school as we have it envisioned. We are seeking an additional $30K in working capital and to make this vision a reality by creating a successful culinary entertainment workshop in a flourishing suburban setting based on well-established and highly successful models both in the region and in similar suburban markets nationwide.

CCW is designed as a teaching kitchen and cooking workshop where people of all culinary skill

levels come together to work with professional chefs in a relaxed setting. Students experience both hands-on learning and chef lead demonstration classes in everything from basic skills and techniques to creating delicious gourmet meals. CCW offers a variety of cooking classes designed for both individuals and couples.

Culinary Craft Workshop offers more focused classes on topics including meal planning, kitchen organization, nutrition, and advanced cooking tips and techniques. In addition, CCW offers dietary specific culinary courses such as healthy eating, vegetarian, vegan, and gluten-free cooking.

Culinary Craft Workshop also offers fun and instructional after school, weekend and summer 'Junior Chefs' programs for kids and teens with a passion for food. And, don't miss our parent-child weekend cooking classes!

Culinary Craft Workshop's mission is to offer guests something more than just going out to eat! It's about the enjoyment of preparing a meal, while acquiring new culinary skills in a relaxed local setting!

In the short time since we have announced the project, we have already created a lot of local buzz as well as a strong social media presence with more the 500 active followers with little to no marketing! Word of mouth is spreading quickly! We have the support of the local business community and residents who are excited about having us in their town!

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	September 23, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$20,000	$30,000
Operating Capital	$8,200	$26,400
Mainvest Compensation	$1,800	$3,600
TOTAL	$30,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to

the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2025-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.43%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.0%
$37,500	1.2%
$45,000	1.5%
$52,500	1.8%
$60,000	2.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Michael Carter	65%
Joan Robinson	30%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

The Culinary Craft Workshop (CCW) of Catonsville has already raised $60K towards our goal of building out a recreational cooking school as we have it envisioned. We are seeking an additional $30K in working capital and to make this vision a reality by creating a successful culinary entertainment workshop in a flourishing suburban setting based on well-established and highly successful models both in the region and in similar suburban markets nationwide.

Other outstanding debt or equity

As of 6/29/20, Culinary Craft Workshop has debt of $0 outstanding and a cash balance of $63,080. This debt is sourced primarily from N/A and will be senior to any investment raised on Mainvest. In addition to the Culinary Craft Workshop's outstanding debt and the debt raised on Mainvest, Culinary Craft Workshop may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Revenue Sources (Y1):		Weekly:	Annually:
Hands On Workshop (3 hrs)		$4,968.00	$238,464.00
Demo Workshop (2 hrs):		$6,660.00	$319,680.00
Series Workshops(3 hrs):		$1,600.00	$76,800.00
Kids & Teens Workshops (2 hrs)		$1,500.00	$72,000.00
Lunch Special (3 hrs):		$944.00	$45,312.00
Parent/Child (3 hrs):		$1,710.00	$82,080.00
Gross Revenue:		$17,382.00	$834,336.00

Annual Expenses:	
Direct:	$217,336.00
Controllable:	$174,520.00
Occupancy:	$27,216.00
Total:	$419,072.00

Revenue Projections (Y1):	
Gross Revenue:	$834,336.00
Expenses:	$436,773.00
Net Revenue:	$397,563.00

5-Year Revenue Projections	Y1	Y2	Y3	Y4	Y5
5% Annual Growth	$415,264.00	$436,027.20	$457,828.56	$480,719.99	$504,755.99

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has

never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V